UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

COMMISSION FILE NUMBER 0-6159

A	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
SUPPLEMENTAL 401(k) PLAN

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Regions Financial Corporation Supplemental 401(k) Plan

Financial Statements and Schedule

Year ended December 31, 2001

Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation Supplemental 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Regions Financial Corporation Supplemental 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of the year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama June 21, 2002

Regions Financial Corporation Supplemental 401(k) Plan

Statement of Net Assets Available for Benefits

December 31,
2001

Assets
Employer contribution receivable	$96,473
Interest and dividend income receivable	1,438
Investments, at fair value	2,430,948

Net assets available for plan benefits	$2,528,859

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2001

Additions:
Contributions from employers	$941,668
Contributions from employees	1,553,210
Dividend income	11,520
Capital gains	1,851

2,508,249
Deductions:
Distributions to participants	6,753
Net appreciation in fair value of investments	27,363

Net assets available for benefits at end of year	$2,528,859

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements

December 31, 2001

1.     Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation Supplemental 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation

Marketable securities are stated at aggregate fair value as determined by Regions Bank (the trustee), a subsidiary of Regions Financial Corporation. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

2.     Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, commenced on January 1, 2001, is a non-qualified defined contribution plan covering all employees of the Company who have at least one year of service, are age 21 or older, and meet the compensation floor limit established by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 4% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 401(k) contributions at the option of the Company’s board of directors.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s 401(k) contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

2.     Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10 year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3.     Investments

Regions Bank serves as corporate trustee and custodian of the Plan holding the Plan’s investment assets and executing transactions therein. All investments held by the Plan are participant directed. Participants have the option to direct their fund account assets into the following nine funds: Regions Balanced Fund, Regions Limited Maturity Government Fund, Regions Growth Fund, Regions Value Fund, Regions Fixed Income Fund, Regions Treasury Money Market Fund, Regions Financial Stock Fund, Regions Aggressive Growth Fund, and Federated International Equity Fund. Regions Bank serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Financial Stock Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Financial Stock Fund’s fair value is derived primarily from the quoted market price of the common stock of Regions Financial Corporation.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

Net Increase
(Decrease) in Fair
Value During Year

Regions Balanced Fund	$(2,207)
Regions Ltd. Maturity Government Fund	120
Regions Growth Fund	(292)
Regions Value Fund	(865)
Regions Fixed Income Fund	14
Regions Aggressive Growth Fund	5,924
Regions Financial Stock Fund	26,164
Federated International Equity Fund	(1,495)

$27,363

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,
2001

Regions Aggressive Growth Fund	$175,778
Regions Treasury Money Market Fund	1,000,909
Regions Financial Stock Fund	899,471

4.     Transactions with Parties-In-Interest

During the year ended December 31, 2001, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore related party transactions.

Regions Financial Corporation Supplemental 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

		(c) Description of
	(b) Identity of Issue,	Investment, (Including
	Borrower, Lessor, or	Maturity Date, Rate of
(a)	Similar Party	Interest and Par Value)	(e) Current Value

*	Regions	Balanced Fund	$107,173
*	Regions	Ltd. Maturity Government Fund	25,825
*	Regions	Growth Fund	100,786
*	Regions	Value Fund	64,323
*	Regions	Fixed Income Fund	31,614
*	Regions	Treasury Money Market Fund	1,000,909
*	Regions	Financial Stock Fund	899,471
*	Regions	Aggressive Growth Fund	175,778
	Federated International	Equity Fund	25,069
			$2,430,948

* Indicates party-in-interest to the Plan.
Column (d) has not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES’ SUPPLEMENTAL 401(k) PLAN REGIONS FINANCIAL CORPORATION

Date: June 25, 2002	By:	/s/ William Michael Head

William Michael Head Executive Vice President–Human Resources Regions Financial Corporation